

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

Via E-mail
Mr. Jeff J. Kaminski
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re:** **KB Home**
> **Form 10-K for the Fiscal Year Ended November 30, 2014**
> **Filed January 22, 2015**
> **File No. 1-9195**

Dear Mr. Kaminski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Homebuilding, page 33

1. Based on the significant decline in your homebuilding gross profit margin during the fourth quarter of fiscal 2014, please expand your disclosures in future filings to disclose and discuss changes in gross profit margins during the periods presented.

2. Based on the significant impact that the decline in interest expense had on pre-tax homebuilding income, please expand your disclosures in future filings to more fully address how you determine the amount of interest expense you capitalize and amortize to cost of sales during each period presented.

Off-Balance Sheet Arrangements, page 51
Land Option Contracts and Other Similar Contracts, page 51

3.   To help readers better understand the potential timing of cash outlays related to land option contracts and other similar contracts, please expand your disclosures in future filings to address the time periods when the aggregate purchase price for inventory subject to such arrangements will be required to be funded.

Outlook, page 57

4.   We note your reference here, and on your earnings call on January 13, 2015, to negative trends in your homebuilding gross profit margin. Please revise future filings to more fully explain the factors contributing to lower gross profit margins and how you intend to address this negative trend. Also, to the extent sales incentives have had or are expected to have a significant impact on your results, please expand your disclosures in future filings to quantify and discuss sales incentives, by homebuilding segment, during each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief